MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
    The following is management’s discussion and analysis of financial condition and results of operations of Eneti Inc. for the six-month period ended June 30, 2021. The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements, including the notes thereto, included in this report, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP, and the discussion included in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission, or the SEC, on March 8, 2021, or our Annual Report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in our Annual Report. We use the term deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, in describing the size of our vessels.
    Unless otherwise indicated, references to “Eneti,” the “Company,” “we,” “our,” “us,” or similar terms refer to Eneti Inc. and its subsidiaries, except where the context otherwise requires.

All share and per share information included herein have been retroactively adjusted to reflect the one-for-ten reverse stock split of the Company’s common shares, which took effect on April 7, 2020.
Overview
    We are an international shipping company that owned and operated the latest generation of newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets from the time Eneti Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013 through July 2021 when we completed our exit from the business of drybulk commodity transportation.
    Our drybulk vessels transported a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and were employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels.
    The Company was organized by vessel type into two operating segments:
•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt
Seajacks Transaction
On August 12, 2021, we completed a previously announced transaction whereby one of our wholly-owned direct subsidiaries acquired from Marubeni Corporation, INCJ Ltd and Mitsui O.S.K. Lines, Ltd. (together, the “Sellers”) 100% of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), for consideration of approximately 8.13 million shares, $302 million of assumed net debt, $71 million of newly-issued redeemable notes, and $12 million of cash. Upon completion, 7,000,000 common shares and 700,000 preferred shares were issued to the Sellers with the remainder expected to be issued prior to the end of 2021.

Seajacks (www.seajacks.com) was founded in 2006 and is based in Great Yarmouth, UK. It is one of the largest owners of purpose-built self-propelled wind turbine installation vessels (“WTIVs”) in the world and has a track record of installing wind turbines and foundations dating to 2009. Seajacks’ flagship, NG14000X design “Seajacks Scylla”, was delivered from Samsung Heavy Industries in 2015. Seajacks also owns and operates the NG5500C design “Seajacks Zaratan” which is currently operating in the Japanese market under the Japanese flag, as well as three NG2500X specification WTIVs.
Newbuilding Contract
On May 11, 2021, we entered into a binding agreement with Daewoo Shipbuilding and Marine Engineering for the construction of one WTIV. The contract price is $330.0 million and the vessel is expected to be delivered in the third quarter of 2024. In addition, we hold an option to construct an additional WTIV at the same price, net of currency adjustments.
The vessel is an NG-16000X design by GustoMSC (a subsidiary of NOV Inc.), and includes a 2,600 Ton Leg Encircling Crane from Huisman Equipment B.V. of the Netherlands. The vessel is capable of installing up to 20 Megawatt turbines at depths of up to 65 meters of water, and it can be adapted to operate on the alternate fuels of LNG or ammonia.

Jones Act Initiative

We are in advanced discussions with several American shipbuilders for the construction of a WTIV. This vessel would be constructed, financed, and operated by American citizens in compliance with the Jones Act, in order to address the heightened demand for transportation and installation capacity on the Continental Shelf of the United States.

Dry Bulk Activities
Our drybulk vessels were commercially managed by Scorpio Commercial Management S.A.M., or SCM, and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a master agreement (as amended and restated from time to time) effective as from January 1, 2018, or the Master Agreement. SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members.
    SCM’s commercial management services included securing employment for our dry bulk vessels in the spot market or on time charters. SCM also manages the Scorpio Pools, which are spot-market oriented pools of similarly sized vessels operated by companies affiliated with us, in which a number of our dry bulk vessels and dry bulk vessels owned by third parties were employed.
    SSM’s technical management services included providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of our dry bulk vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards.
    We have also entered into an administrative services agreement, as amended from time to time, or the Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. We reimburse SSH for the direct or indirect expenses it incurs in providing us with the administrative services described above.
    We generated revenue by charging customers for the transportation of their drybulk cargoes using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•Commercial Pools, whereby we participated with other shipowners to operate a large number of dry bulk vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market but may also arrange time charter agreements. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market.
•Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.
•Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
    For all of our dry bulk vessels’ contractual relationships, we were responsible for crewing and other vessel operating costs for our owned or finance leased vessels and the charterhire expense for dry bulk vessels that we time chartered-in.
    Non-GAAP Financial Measures
    To supplement our financial information presented in accordance with U.S. GAAP, management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the SEC. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with U.S. GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations, and therefore a more complete understanding of factors affecting our business than U.S. GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.

    Earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted net (loss) income and related per share amounts, as well as adjusted EBITDA are non-GAAP financial measures that we believe provide investors with a means of evaluating and understanding how our management evaluates our operating performance. These non-GAAP financial measures should be viewed in addition to the results reported under U.S. GAAP, and should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with U.S. GAAP.
Reconciliations of EBITDA, adjusted net (loss) income, and adjusted EBITDA as determined in accordance with U.S. GAAP for the six months ended June 30, 2021 and 2020 are provided below (dollars in thousands, except per share data).
EBITDA (unaudited)

	Six Months ended June 30,
In thousands	2021	2020
Net income (loss)	$54,876	$(169,754)
Add Back:
Net interest expense	5,630	17,637
Depreciation and amortization (1)	11,206	31,430
EBITDA	$71,712	$(120,687)
(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Adjusted Net Income (Loss)
(unaudited)

	For the Six Months Ended June 30,
	2021		2020
In thousands, except per share data	Amount	Per diluted share	Amount	Per diluted share
Net income (loss)	$54,876	$5.03	$(169,754)	$(23.01)
Adjustments:
(Gain) loss / write-down on assets held for sale	(21,984)	(2.01)	17.009	2.31
Write-off of deferred financing cost	7,028	0.64	366	0.05
Total adjustments	(14,956)	(1.37)	17,375	2.36
Adjusted net income (loss)	$39,920	$3.66	$(152,379)	$(20.65)
Adjusted EBITDA (unaudited)

	Six Months ended June 30,
In thousands	2021	2020
Net income (loss)	$54,876	$(169,754)
Impact of Adjustments	(14,956)	17,375
Adjusted net income (loss)	39,920	(152,379)
Add Back:
Net interest expense	5,630	17,637
Depreciation and amortization (1)	4,178	31,064
Adjusted EBITDA	$49,728	$(103,678)

(1) Includes depreciation, amortization of deferred financing costs and restricted stock amortization.
Executive Summary
•For the first half of 2021, the Company’s GAAP net income was $54.9 million, or $5.03 per diluted share, including:
◦a gain on vessels sold of approximately $22.0 million, or $2.01 per diluted share, which is primarily the result of an increase in the fair value of common shares of Star Bulk Carriers Corp. (“Star Bulk”) (NASDAQ: SBLK) and Eagle Bulk Shipping Inc. (“Eagle”) (NASDAQ: EGLE) received as a portion of the consideration for the sale of certain of our vessels to Star Bulk and Eagle;
◦the write-off of $7.0 million, or $0.64 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and
◦a gain of approximately $28.8 million and cash dividend income of $0.4 million, or $2.68 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and the sale of the Eagle and Star Bulk shares received as a portion of the consideration for the vessel sales to these counterparties.

•For the first half of 2020, the Company’s GAAP net loss was $169.8 million, or $23.01 per diluted share, including a loss of approximately $103.0 million and cash dividend income of $0.7 million, or $13.87 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.; a write-down of assets held for sale of approximately $17.0 million, or $2.31 per diluted share, related to the classification of three vessels as held for sale in the first quarter of 2020 (the sales of all three vessels were completed in the second quarter of 2020); and a write-off of approximately $0.4 million, or $0.05 per diluted share, of deferred financing costs on the credit facilities related to those three vessels.

•Total vessel revenues for the first half of 2021 were $97.5 million, compared to $67.0 million for the same period in 2020. EBITDA for the first half of 2021 was $71.7 million and EBITDA for the first half of 2020 was a loss of $120.7 million (see Non-GAAP Financial Measures above).

•For the first half of 2021, the Company’s adjusted net income was $39.9 million, or $3.66 adjusted per diluted share, which excludes the impact of a gain subsequent to an increase in fair value less costs to sell related to certain assets held for sale of $22.0 million and the write-off of deferred financing costs on the related credit facilities of $7.0 million. Adjusted EBITDA for the first half of 2021 was $49.7 million (see Non-GAAP Financial Measures above).

•For the first half of 2020, the Company’s adjusted net loss was $152.4 million, or $20.65 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of $17.0 million and the write-off of deferred financing costs on the related credit facilities of $0.4 million. Adjusted EBITDA for the first half of 2020 was a loss of $103.7 million (see Non-GAAP Financial Measures above).

Recent and Other Developments

Seajacks Transaction

On August 12, 2021, we completed a previously announced transaction whereby one of our wholly-owned direct subsidiaries acquired from the Sellers 100% of Atlantis Investorco Limited, the parent of Seajacks, for consideration of approximately 8.13 million shares, $302 million of assumed net debt, $71 million of newly-issued redeemable notes, and $12 million of cash. Upon completion, 7,000,000 common shares and 700,000 preferred shares were issued to the Sellers with the remainder expected to be issued prior to the end of 2021.

Seajacks (www.seajacks.com) was founded in 2006 and is based in Great Yarmouth, UK. It is one of the largest owners of purpose-built self-propelled WTIVs in the world and has a track record of installing wind turbines and foundations dating to 2009. Seajacks’ flagship, NG14000X design “Seajacks Scylla”, was delivered from Samsung Heavy Industries in 2015. Seajacks also owns and operates the NG5500C design “Seajacks Zaratan” which is currently operating in the Japanese market under the Japanese flag, as well as three NG2500X specification WTIVs.

Contract to Build a Wind Turbine Installation Vessel

On May 11, 2021, we entered into a binding agreement with Daewoo Shipbuilding and Marine Engineering for the construction of one WTIV. The contract price is $330.0 million and the vessel is expected to be delivered in the third quarter of 2024. In addition, we hold an option to construct an additional WTIV at the same price, net of currency adjustments.

The vessel is an NG-16000X design by GustoMSC (a subsidiary of NOV Inc.), and includes a 2,600 Ton Leg Encircling Crane from Huisman Equipment B.V. of the Netherlands. The vessel is capable of installing up to 20 Megawatt turbines at depths of up to 65 meters of water, and it can be adapted to operate on the alternate fuels of LNG or ammonia.

Jones Act Initiative

We are in advanced discussions with several American shipbuilders for the construction of a WTIV. This vessel would be constructed, financed, and operated by American citizens in compliance with the Jones Act, in order to address the heightened demand for transportation and installation capacity on the Continental Shelf of the United States.

Dry Bulk Exit

During July 2021, we completed our exit from the business of dry bulk commodity transportation. The following table summarizes when we delivered the vessels to their respective buyers.

	Ultramax Vessels		Kamsarmax Vessels		Total Vessels
Quarter	# of Vessels	Sales Price ($000’s)	# of Vessels	Sales Price ($000’s)	# of Vessels	Sales Price ($000’s)
Unsold Vessels at September 30, 2020	33		16		49
Q4 2020	5	$88,460	3	$54,865	8	$143,325
Q1 2021	11	$187,333	7	$123,127	18	$310,460	(1)(2)
Q2 2021	17	$294,576	5	$98,566	22	$393,142	(3)(4)(5)
Q3 2021	0	$0	1	$20,339	1	$20,339	(6)
Total Vessels Sold	33	$570,369	16	$296,897	49	$867,266
Unsold Vessels	0		0		0
(1) Includes approximately $89.3 million of debt assumed or reimbursed to us by buyer
(2) Excludes approximately 2.6 million shares of Star Bulk common stock
(3) Includes approximately $78.3 million of debt assumed by buyers
(4) Excludes approximately 0.4 million shares of Star Bulk common stock
(5) Excludes a warrant for 212,315 shares of Eagle common stock
(6) Includes approximately $18.3 million of debt assumed by buyer

Sale of Five Vessels

During the second quarter of 2021, we entered into binding agreements with counterparties in Japan to transfer the existing lease finance arrangements of the SBI Tango, SBI Echo, and SBI Hermes, Ultramax bulk carriers built in 2015, 2015, and 2016 respectively, and SBI Rumba and SBI Samba, both Kamsarmax bulk carriers built in 2015, to affiliates of Scorpio Holdings Limited (“SHL”). As part of the agreement we received consideration of $10.0 million from SHL. This transaction was approved by our independent directors in January 2021. As of July 2021, we transferred all five vessels and the related debt to SHL.

Quarterly Cash Dividend

In the second quarter of 2021, our Board of Directors declared and we paid a quarterly cash dividend of $0.05 per share totaling approximately $0.6 million.

On August 16, 2021, our Board of Directors declared a quarterly cash dividend of $0.01 per share, which was paid on September 15, 2021, to all shareholders of record as of August 31, 2021. As of August 31, 2021, 18,233,604 common shares and 700,000 preferred shares were outstanding.

COVID-19

Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. Future charter rates remain highly dependent on the duration and continuing impact of the COVID-19 pandemic, as evidenced by the recent resurgence of cases in India and other parts of the world. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition, including its transition to marine-based renewable energy, will depend on future developments, which are highly uncertain and cannot be predicted.

Liquidity and Capital Resources
Our primary source of funds has been cash flows from the sale of our drybulk vessels, credit facility borrowings and equity offerings. Our liquidity and capital needs arise primarily from working capital requirements to operate our fleet, payments to meet or refinance our debt obligations and expenditures for vessel acquisition/construction. We also make occasional repurchases of shares of our common stock at the sole discretion of management based on market conditions and other factors.

At June 30, 2021, cash and cash equivalents totaled $270.8 million. We believe that our current cash and cash equivalents balance, as well as our operating cash flows will be sufficient to fund debt repayment and capital expenditures.

Cash Flow
Operating Activities
    The table below summarizes the effect of the major components of our operating cash flow.

	Six Months Ended June 30,
	2021	2020
Net income (loss)	54,876	(169,754)
Non-cash items included in net income (loss)	(37,609)	149,174
Related party balances	10,796	(1,293)
Effect of changes in other working capital and operating assets and liabilities	(8,178)	(13,228)
Net cash provided by operating activities	19,885	(35,101)
    The cash flow provided by operating activities for the six months ended June 30, 2021 reflects the higher time charter rates earned during the period. Our non-cash items include unrealized gains on investments, the gain on vessels held for sale, amortization of restricted stock and deferred financing costs.
Investing Activities
Net cash provided by investing activities of $536.5 million primarily reflects the proceeds received from the sale of our drybulk fleet, in the form of cash or common shares of Eagle or Star Bulk, which were sold during the period.
Financing Activities
Net cash used in financing activities of $369.6 million primarily reflects the repayments of long term debt related to the sale of vessels.
Share Repurchase Program
As of the date of this filing, the Company had $31.9 million remaining under the authorized share repurchase program.

Dividend
    Year to date 2021, our Board of Directors declared and we paid cash dividends totaling $0.11 per share or $1.1 million in the aggregate.
Secured Credit Facilities and Financing Obligations

As of June 30, 2021, we had $18.2 million of outstanding borrowings under the credit agreements and financing obligations as shown in the following table (dollars in thousands):

	June 30, 2021	September 30, 2021

$21.4 Million Lease Financing - SBI Samba	$18,212	$—
$60.0 Million ING Loan Facility	—	40,000
$87.7 Million Subordinated Debt	—	87,650
$70.7 Million Redeemable Notes	—	70,686
Total bank loans and financing obligations outstanding	$18,212	$198,336
Our $60.0 Million ING Loan Facility is secured by, among other things: a first priority mortgage over the relevant collateralized vessels; a first priority assignment of earnings, and insurances from the mortgaged vessels for the facility; a pledge of the earnings account of the mortgaged vessels for the facility; and a pledge of the equity interests of each vessel owning subsidiary under the facility.

As part of the Seajacks transaction, we:

•Drewdown $40.0 million on a $60.0 million senior secured non-amortizing revolving credit facility from ING Bank N.V. The credit facility, which includes sub-limits for performance bonds, and is subject to other conditions for full availability, has a final maturity of August 2022 and bears interest at LIBOR plus a margin of 2.45% per annum.

•Assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the Sellers, which bears interest at 1.0% until November 30, 2021, 5.5% from December 1, 2021 and 8.0% from January 1, 2022.

•Issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bears interest at 5.5% until December 31, 2021 and 8.0% afterwards.

•Repaid the existing secured debt of approximately $267.5 million.

Financial Covenants

    Certain of our credit facilities and financing obligations discussed above, have, among other things, the following financial covenants, as amended or waived, the most stringent of which require us to maintain:

•Minimum liquidity of not less than $30.0 million, of which at least $15.0 million must be cash

•The ratio of adjusted EBITDA to finance charges calculated on a trailing four quarter basis of at least 5.00 to 1.00

•Minimum fair value of the collateral for the $60.0 Million ING Loan Facility, such that the aggregate fair value of the vessels collateralizing the credit facility be at least 200% of the aggregate commitment amount under such credit facility, or, if we do not meet these thresholds, to prepay a portion of the loan and cancel such available commitments or provide additional security to eliminate the shortfall.
•The ratio of net debt to adjusted EBITDA calculated on a trailing four quarter basis of no greater than 2.5 to 1.0.
•Solvency shall not be less than 50%
    Our credit facilities and financing obligations discussed above have, among other things, the following restrictive covenants which may restrict our ability to, among other things:
•incur additional indebtedness;
•sell the collateral vessel, if applicable;
•make additional investments or acquisitions;
•pay dividends; or

•effect a change of control of the Company.

    A violation of any of the financial covenants contained in our credit facilities and financing obligations described above may constitute an event of default under all of our credit facilities and financing obligations, which, unless cured within the grace period set forth under the credit facility and financing obligation, if applicable, or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our financial covenants, sell vessels in our fleet, reclassify our indebtedness as current liabilities, accelerate our indebtedness, and foreclose their liens on our vessels and the other assets securing the credit facilities and financing obligations, which would impair our ability to continue to conduct our business.

In addition, our credit facilities and finance obligations contain subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in our business.

    Furthermore, our credit facilities and financing obligations may contain a cross-default provision that may be triggered by a default under one of our other credit facilities and financing obligations. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities and financing obligations, the refusal of any one lender under our credit facilities and financing obligations to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities and financing obligations have waived covenant defaults under the respective credit facilities and financing obligations. If our secured indebtedness is accelerated in full or in part, it would be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels and other assets securing our credit facilities and financing obligations if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.

    Moreover, in connection with any waivers of or amendments to our credit facilities and financing obligations that we have obtained, or may obtain in the future, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities and financing obligations. These restrictions may further restrict our ability to, among other things, pay dividends, make capital expenditures or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

    As of the date of this filing, we were in compliance with all of the financial covenants contained in our credit facilities and financing obligations that we had entered into as of the date of this filing.

    Please see Note 8, Debt, to our consolidated financial statements for additional information about these credit facilities and financing obligations.

Critical Accounting Estimates
    There have been no material changes to our significant accounting estimates since December 31, 2020 other than those reflected in our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2021 included elsewhere herein.  For a description of our critical accounting estimates and all of our significant accounting policies, see Note 1 to our audited financial statements and "Item 5 - Operating and Financial Review and Prospects," included in our Annual Report.
Off-Balance Sheet Arrangements and Aggregate Contractual Obligations
    As of June 30, 2021, our contractual obligations and commitments consisted principally of debt repayments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. As of June 30, 2021, there have been no significant changes to such arrangements and obligations since December 31, 2020 other than that noted below.

On May 11, 2021, we entered into a binding agreement with Daewoo Shipbuilding and Marine Engineering for the construction of one WTIV. The contract price is $330.0 million and the vessel is expected to be delivered in the third quarter of 2024.

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

	June 30,	December 31,
	2021	2020
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$270,787	$84,002
Inventories	655	10,614
Due from related parties	4,081	14,877
Prepaid expenses and other current assets	9,649	12,110
Total current assets	285,172	121,603
Non-current assets
Equity investments-related party	47,521	24,116
Assets held for sale	17,008	708,097
Deferred financing costs, net	—	1,143
Other assets	10,750	13,236
Total non-current assets	75,279	746,592
Total assets	$360,451	$868,195

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$—	$13,226
Financing obligations	1,532	32,677
Accounts payable and accrued expenses	13,342	36,134
Due to related parties	603	4,979
Total current liabilities	15,477	87,016
Non-current liabilities
Bank loans, net	—	157,511
Financing obligations	16,506	351,070
Total non-current liabilities	16,506	508,581
Total liabilities	31,983	595,597
Commitment and contingencies (Note 7)
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 31,875,000 shares as of June 30, 2021 and December 31, 2020; outstanding 11,233,604 shares as of June 30, 2021 and 11,310,073 as of December 31, 2020	839	859
Paid-in capital	1,731,718	1,803,431
Common shares held in treasury, at cost; 35,869 shares and 1,934,092 shares at June 30, 2021 and December 31, 2020	(717)	(73,444)
Accumulated deficit	(1,403,372)	(1,458,248)
Total shareholders’ equity	328,468	272,598
Total liabilities and shareholders’ equity	$360,451	$868,195

See notes to the unaudited condensed consolidated financial statements.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statement of Operations (unaudited)
(Amounts in thousands, except per share amounts)

	Six Months Ended June 30,
	2021	2020
Revenue:
Vessel revenue	$82,585	$9,389
Vessel revenue-related party	14,895	57,601
Total vessel revenue	97,480	66,990
Operating expenses:
Voyage expenses	9,782	1,385
Voyage expenses-related party	4,800	1,435
Vessel operating costs	20,825	40,806
Vessel operating costs-related party	3,025	6,129
Charterhire expense	29,346	9,174
Vessel depreciation	—	25,023
General and administrative expenses	10,403	9,193
General and administrative expenses-related party	2,316	4,112
(Gain) loss / write-down on assets held for sale	(23,438)	16,611
Loss / write-down on assets held for sale-related party	1,454	398
Total operating expenses	58,513	114,266
Operating income (loss)	38,967	(47,276)
Other income (expense):
Interest income	39	172
Income from equity investment	5,381	—
Income (loss) from equity investment - related party	23,836	(102,324)
Foreign exchange gain (loss)	3	(130)
Financial expense, net	(13,350)	(20,196)
Total other income (expense)	15,909	(122,478)
Net income (loss)	$54,876	$(169,754)
Weighted-average shares outstanding:
Basic	10,628	7,379
Diluted	10,907	7,379
Income (loss) per common share:
Basic	$5.16	$(23.01)
Diluted	$5.03	$(23.01)

See notes to the unaudited condensed consolidated financial statements.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)
(Amounts in thousands, except per share amounts)

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2021	11,310,073	$859	$1,803,431	$(73,444)	$(1,458,248)	$272,598
Net income					54,876	54,876
Retirement of treasury stock	—	(20)	(74,114)	74,134	—	—
Cash dividends declared on stock ($0.10 per common share)	—	—	(1,124)	—	—	(1,124)
Treasury Stock	(76,469)	—	—	(1,407)	—	(1,407)
Restricted stock amortization	—	—	3,526	—	—	3,526
Balance as of June 30, 2021	11,233,604	$839	$1,731,718	$(717)	$(1,403,372)	$328,468

	Number of shares outstanding	Common stock	Paid-in capital	Treasury Shares	Accumulated deficit	Total
Balance as of January 1, 2020	7,248,180	$809	$1,717,144	$(56,720)	$(786,266)	$874,967
Net loss					(169,754)	(169,754)
Issuance of restricted stock, net of forfeitures	29,400	—	—	—	—	—
Common stock issued	4,715,000	47	82,208	—	—	82,255
Cash dividends declared on stock ($0.25 per common share)	—	—	(2,011)	—	—	(2,011)
Reverse stock split	—	(2)	—	—	—	(2)
Restricted stock amortization	—	—	4,019	—	—	4,019
Balance as of June 30, 2020	11,992,580	$854	$1,801,360	$(56,720)	$(956,020)	$789,474

See notes to the unaudited condensed consolidated financial statements.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(In thousands)

	Six Months Ended June 30,
	2021	2020
Operating activities
Net income (loss)	$54,876	$(169,754)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted stock amortization	3,526	4,019
Vessel depreciation	—	25,023
Amortization of deferred financing costs	652	2,022
Write-off of deferred financing costs	7,028	366
(Gain) loss / write-down on assets held for sale	(19,598)	15,420
Net (gains) losses on investments	(28,786)	102,980
Dividend income on equity investments	(431)	(656)
Changes in operating assets and liabilities:
Drydocking expenditures	(3,443)	(10,775)
Decrease inventories	2,462	2,867
Decrease (increase) in prepaid expenses and other current assets	19,966	9,832
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(27,163)	(15,152)
Decrease (increase) in related party balances	10,796	(1,293)
Net cash (used in) provided by operating activities	19,885	(35,101)
Investing activities
Sale of equity investment	63,377	42,711
Proceeds from sale of vessels	482,039	52,518
Dividend income on equity investments	431	656
Scrubber payments	(9,311)	(37,805)
Net cash provided by investing activities	536,536	58,080
Financing activities
Proceeds from issuance of common stock	—	82,255
Proceeds from issuance of debt	—	110,178
Repayments of long term debt	(367,105)	(187,624)
Share repurchases	(1,407)	—
Dividend paid	(1,124)	(2,011)
Net cash (used in) provided by financing activities	(369,636)	2,798
Increase in cash and cash equivalents	186,785	25,777
Cash and cash equivalents, beginning of period	84,002	42,530
Cash and cash equivalents, end of period	$270,787	$68,307
Supplemental cash flow information:
Interest paid	$4,414	$17,612
See notes to the unaudited condensed consolidated financial statements.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
1.Organization and Basis of Presentation
Company
Eneti Inc. and its subsidiaries (together the “Company”) is an international shipping company that owns and operates the latest generation newbuilding drybulk carriers with fuel-efficient specifications and carrying capacities of greater than 30,000 dwt in the international shipping markets. Eneti Inc. was incorporated in the Republic of the Marshall Islands on March 20, 2013.

The Company’s vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains, and fertilizers, along worldwide shipping routes, and are, or are expected to be, employed primarily in the spot market or in spot market-oriented pools of similarly sized vessels.
The Company is organized by vessel type into two operating segments (see Note 14, Segments, to the condensed consolidated financial statements):
•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt

During December 2020, the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021. As a result of this decision, the Company classified all of its remaining fleet as held for sale at December 31, 2020. As of June 30, 2021, the Company owned or finance leased one Kamsarmax vessel and time chartered in three Kamsarmax vessels.

In addition, the Company has entered into a binding agreement with Daewoo Shipbuilding and Marine Engineering for the construction of one wind turbine installation vessel (“WTIV”). The contract price is $330.0 million and the vessel is expected to be delivered in the third quarter of 2024. In addition, the Company holds an option to construct an additional WTIV at the same price, net of currency adjustments.

The Company’s dry bulk vessels have been commercially managed by Scorpio Commercial Management S.A.M., or SCM, an entity controlled by the Lolli-Ghetti family of which Emanuele Lauro, the Company’s co-founder, Chairman and Chief Executive Officer, and Filippo Lauro, the Company’s Vice President, are members. SCM’s services have included securing employment for the Company’s dry bulk vessels in pools, in the spot market and on time charters.

The Company’s dry bulk vessels have been technically managed by Scorpio Ship Management S.A.M., or SSM, an entity controlled by the Lolli-Ghetti family. SSM facilitates vessel technical support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

The Company has also entered into an administrative services agreement, as amended from time to time, or the Administrative Services Agreement, with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, in addition to arranging vessel sales and purchases for the Company.

Basis of accounting
The unaudited condensed consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. All material intercompany accounts and transactions have been eliminated in consolidation. In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial position as of June 30, 2021 and the Company’s result of operations for the six months ended June 30, 2021 and 2020, and cash flows for the six months ended June 30, 2021 and 2020. The unaudited condensed consolidated balance sheet as of June 30, 2021 was derived from audited financial statements but does not contain all the footnote disclosures from the annual financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reporting amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with Securities and Exchange Commission, or the SEC, rules and regulations; however, management believes that the disclosures herein are adequate to make the information presented not misleading. This report should be read in conjunction with the audited financial statements and the notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.
Going concern
These condensed consolidated financial statements have been prepared on a going concern basis.

2.Earnings Per Common Share
The following is a reconciliation of the basic and diluted earnings per share computations (amounts in thousands, except per share amounts):

	June 30,
Six Months Ended	2021	2020
Net income (loss) for basic and diluted earnings per share	$54,876	$(169,754)

Common shares outstanding and common stock equivalents:
Weighted average shares basic	10,628	7,379
Effect of dilutive securities	279	—
Weighted average common shares - diluted	10,907	7,379

Income (loss) per share:
Basic	$5.16	$(23.01)
Diluted	$5.03	$(23.01)
The following is a summary of anti-dilutive equity awards not included in detailed earnings per share computations for the six months ended June 30, 2021 and 2020 (in thousands).

	June 30,
	2021	2020
Anti-dilutive equity awards	105	267

3.Vessels
At June 30, 2021 the Company finance leased one Kamsarmax vessel. During December 2020, the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021. As a result of this decision, the Company classified all of its remaining fleet as held for sale at December 31, 2020.
The Company’s vessel serves as collateral against an existing financing obligation.

Owned or Finance Leased Vessels

Vessel Name	Year Built	DWT	Vessel Type
SBI Samba	2015	84,000	Kamsarmax
Total Kamsarmax		84,000
Total Owned or Financed Leased Vessels DWT		84,000

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
4.Assets Held for Sale
Assets held for sale at June 30, 2021 and December 31, 2020 were $17.0 million and $708.1 million, respectively.
During December 2020, the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021. As a result of this decision, the Company classified all of its remaining fleet as held for sale at December 31, 2020. As of June 30, 2021, only one vessel, the SBI Samba, has not been delivered to its buyer.

5.Commitments and Contingencies
Legal Matters
The Company is periodically involved in litigation and various legal matters that arise in the normal course of business. Such matters are subject to many uncertainties and outcomes which are not predictable. At the current time, the Company does not believe that any legal matters could have a material adverse effect on its financial position or future results of operations and therefore has not recorded any reserves in relation thereto as of June 30, 2021.
Other
As of June 30, 2021, the Company’s contractual obligations and commitments consisted principally of debt repayments, future minimum payments under non-cancelable time chartered-in agreements and future minimum purchases under non-cancelable purchase agreements. As of June 30, 2021, there have been no significant changes to such arrangements and obligations since December 31, 2020 other than as noted below (see Note 8, Debt, to the condensed consolidated financial statements).
Capital Commitments
In May 2021, the Company entered into an agreement with Daewoo Shipbuilding and Marine Engineering for the construction of one wind turbine installation vessel (“WTIV”). The contract price is $330.0 million and the vessel is expected to be delivered in the third quarter of 2024. As of June 30, 2021, the Company has paid approximately $8.3 million; while $321.7 million remains.
6.Accounts Payable and Accrued Expenses
Accounts payable and accrued expenses consist of the following (in thousands):

	As of
	June 30, 2021	December 31, 2020
Accounts payable	$3,413	$4,695
Accrued operating	6,669	20,648
Accrued administrative	3,260	10,791
Accounts payable and accrued expenses	$13,342	$36,134
Accounts payable primarily consists of obligations to suppliers arising in the normal course of business. Accrued operating relates to obligations arising from operation of the Company’s owned, finance leased and chartered-in vessels (see Note 12, “Leases” for additional information), such as operating costs. Accrued administrative relates to obligations that are corporate or financing in nature, such as payroll, professional fees, interest and commitment fees.
7.Common Shares
Dividend
During the six months ended June 30, 2021, the Company’s Board of Directors declared and the Company has paid cash dividends totaling $0.10 per share or approximately $1.1 million in aggregate.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
8.Debt
The Company’s long-term debt consists of the bank loans and financing obligations summarized as follows (in thousands):

	June 30, 2021	December 31, 2020

$85.5 Million Credit Facility *	$—	$21,974
$30.0 Million Credit Facility *	—	24,881
$60.0 Million Credit Facility *	—	23,746
$184.0 Million Credit Facility *	—	49,641
$34.0 Million Credit Facility *	—	30,536
$90.0 Million Credit Facility *	—	22,340
$19.6 Million Lease Financing - SBI Rumba *	—	15,614
$19.0 Million Lease Financing - SBI Tango *	—	16,109
$19.0 Million Lease Financing - SBI Echo *	—	16,259
$20.5 Million Lease Financing - SBI Hermes *	—	17,763
$21.4 Million Lease Financing - SBI Samba	18,212	18,960
CMBFL Lease Financing *	—	102,282
$45.0 Million Lease Financing - SBI Virgo & SBI Libra *	—	39,375
AVIC Lease Financing *	—	101,957
$67.3 Million Lease Financing *	—	59,779
Total bank loans and financing obligations outstanding	18,212	561,216
Less: Current portion	(1,547)	(46,560)
	$16,665	$514,656
*Debt repaid as vessels were disposed as part of the Company’s transition to a sustainable future and exit from the dry bulk sector during 2021.

(amounts in thousands)	June 30, 2021			December 31, 2020
	Current	Non-current	Total	Current	Non-current	Total
Total debt, gross	$1,547	$16,665	$18,212	$46,560	$514,656	$561,216
Unamortized deferred financing costs	(15)	(159)	(174)	(657)	(6,075)	(6,732)
Total debt, net	$1,532	$16,506	$18,038	$45,903	$508,581	$554,484

Financing Obligations

$21.4 Million Lease Financing - SBI Samba

On April 15, 2019, the Company closed a financing transaction with an unaffiliated third party involving the sale and leaseback of the SBI Samba, a 2015 Japanese built Kamsarmax vessel, for consideration of $21.4 million. As part of the transaction, the Company makes monthly payments of $208,354 under a five-year bareboat charter agreement with the buyer. The transaction also provides the Company with the option to repurchase the vessel beginning on the third anniversary of the sale until the end of the bareboat charter agreement.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Financial Covenants

    The Company’s financing obligation, as amended through June 30, 2021, has a financial covenant with which the Company must comply:
•Consolidated stockholders’ equity (excluding treasury stock and any impairment charges on assets) of no less than $100.0 million.
    The Company’s financing obligation set out above has, among other things, the following restrictive covenants which may restrict its ability to:

•incur additional indebtedness;
•sell the collateral vessel, if applicable;
•make additional investments or acquisitions;
•pay dividends; or
•effect a change of control of the Company.

    In addition, the Company’s financing obligation contains subjective acceleration clauses under which the debt could become due and payable in the event of a material adverse change in the Company’s business.

As of June 30, 2021, the Company was in compliance with the financial covenants of its financing obligation. The Company expects to remain in compliance with the financial covenants of its financing obligation for the next twelve months.

    Interest rates on all of the Company’s secured credit facilities for the six months ended June 30, 2021 ranged from 2.4% to 4.4% per annum. The Company records its interest expense as a component of Financial expense, net on its Condensed Consolidated Statement of Operations. For the six months ended June 30, 2021 and 2020, Financial expense, net consists of:

	Six Months Ended June 30,
(amounts in thousands)	2021	2020
Interest expense	$5,518	$17,663
Amortization of deferred financing costs	652	2,022
Write-off of deferred financing costs	7,028	366
Other	152	145
Financial expense, net	$13,350	$20,196

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
9.Fair Value Measurements
The carrying amount and fair value of financial instruments at June 30, 2021 and December 31, 2020 were as follows (in thousands):

		June 30, 2021		December 31, 2020
	Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Cash and cash equivalents	1	$270,787	$270,787	$84,002	$84,002
Equity investment - Common stock of Scorpio Tankers Inc.	1	47,521	47,521	24,116	24,116

Financial liabilities:
Bank loans, net	2	—	—	170,737	170,737
Financing obligations	2	18,212	18,212	383,747	383,747
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, various methods are used including market, income and cost approaches. Based on these approaches, certain assumptions that market participants would use in pricing the asset or liability are used, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated, or generally unobservable firm inputs. Valuation techniques that are used maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, fair value measured financial instruments are categorized according to the fair value hierarchy prescribed by ASC 820, Fair Value Measurements and Disclosures. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:
•Level 1: Fair value measurements using unadjusted quoted market prices in active markets for identical, unrestricted assets or liabilities.
•Level 2: Fair value measurements using correlation with (directly or indirectly) observable market-based inputs, unobservable inputs that are corroborated by market data, or quoted prices in markets that are not active.
•Level 3: Fair value measurements using inputs that are significant and not readily observable in the market.
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.
As of June 30, 2021, the Company held an equity investment consisting of approximately 2.16 million shares of common stock of Scorpio Tankers at a fair value of $47.5 million based on its quoted market price in active securities markets at June 30, 2021.
The carrying value of the Company’s secured bank loans are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $2.4 million of unamortized deferred financing costs on the Company’s condensed consolidated balance sheet as of December 31, 2020.
The carrying value of the Company’s financing obligations are measured at amortized cost using the effective interest method. The Company considers that the carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable.
These amounts are shown net of $0.2 million and $4.3 million of unamortized deferred financing fees on the Company’s consolidated balance sheet as of June 30, 2021 and December 31, 2020, respectively.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Certain of the Company’s assets and liabilities are carried at contracted amounts that approximate fair value due to their short maturity. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of balances with related parties, prepaid expenses and other current assets, accounts payable and accrued expenses.
10.Related Party Transactions
The Company’s co-founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, and the Company’s Vice President, Mr. Filippo Lauro, are members of the Lolli-Ghetti family, which owns and controls the Scorpio group of companies, or Scorpio. Scorpio includes SSM, which has provided the Company with vessel technical management services, SCM, which has provided the Company with vessel commercial management services, SSH, which provides the Company and other related entities with administrative services and services related to the acquisition of vessels, and Scorpio UK Limited, or SUK, which has provided the Company with vessel chartering services. SSH also has a majority equity interest in a port agent that has provided supply and logistical services for the Company’s vessels operating in its regions. In 2009, Mr. Emanuele Lauro also co-founded Scorpio Tankers (NYSE: STNG), a large international shipping company engaged in seaborne transportation of refined petroleum products, of which he is currently the Chairman and Chief Executive Officer. Mr. Emanuele Lauro also has a senior management position at Scorpio. The Company’s co-founder, President and Director, Mr. Robert Bugbee, is also the President and a Director of Scorpio Tankers and has a senior management position at Scorpio. The Company’s Vice President, Mr. Filippo Lauro and the Company’s Chief Operating Officer, Mr. Cameron Mackey, also hold the office of Vice President and Chief Operating Officer at Scorpio Tankers, respectively, and have senior management positions at Scorpio. From December 2018 to June 2021, Messrs. Emanuele Lauro, Robert Bugbee, Filippo Lauro and Cameron Mackey have served in similar capacities for Hermitage Offshore Services Ltd., formerly Nordic American Offshore Ltd. (OTC: HOFSQ).

Administrative Services Agreement
The Company entered into the Administrative Services Agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services, as well as arranging vessel sales and purchases for the Company, including newbuildings.

In addition, SSH has agreed with the Company not to own any drybulk carriers greater than 30,000 dwt for so long as the Administrative Services Agreement is in full force and effect. The Administrative Services Agreement may be terminated by SSH upon 12 months’ notice, or by the Company upon 24 months’ notice.

The services provided to the Company by SSH under the Administrative Services Agreement may be sub-contracted to other entities within Scorpio.

Master Agreement

The Company’s dry bulk vessels have been commercially managed by SCM and technically managed by SSM pursuant to the Master Agreement, which may be terminated by either party upon 24 months notice, unless terminated earlier in accordance with its terms. In the event of a sale of one or more vessels, a notice period of three months and a payment equal to three months of management fees will apply, provided that the termination does not amount to a change of control, including a sale of all or substantially all vessels under management, in which case a payment equal to 24 months of management fees will apply, as was the case in the fourth quarter of 2020, when the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021. This fee was classified as a loss/write-off of vessels and assets held for sale in the Condensed Consolidated Statement of Operations.

SCM’s commercial management services have included securing employment for the Company’s dry bulk vessels in the spot market and on time charters. SCM has also managed the Scorpio Pools (spot market-oriented vessel pools) including the Scorpio Ultramax Pool, the Scorpio Kamsarmax Pool and the currently inactive Scorpio Capesize Pool in which most of the Company’s owned, finance leased and time chartered-in dry bulk vessels have been employed and from which a significant portion of its revenue has been generated. The Scorpio Ultramax Pool and the Scorpio Kamsarmax Pool participants, including the Company and third-party owners of similar dry bulk vessels, paid SCM a pool management fee of $300 per vessel per day, plus a 1.75% commission on the gross revenues per charter fixture. The Company typically has had balances due from the Scorpio Pools, consisting primarily of working capital, undistributed earnings and reimbursable costs. These receivables are either classified as current or non-current assets within the Condensed Consolidated Balance Sheet depending upon whether the associated vessel is expected to exit the pool within the next 12 months. The Company has also been allocated general and administrative expenses from SCM. The Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool were significant customers for the six months ended June 30, 2021, accounting for 11% and 5% of the Company’s total vessel revenue, respectively. For the six months ended June 30, 2020, the Scorpio Kamsarmax Pool and the Scorpio Ultramax Pool accounted for 33% and 53% of the Company’s total vessel revenue, respectively.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

During 2020, the Company time-chartered out four Kamsarmax vessels to the Scorpio Kamsarmax Pool for a period of 24-27 months at rates linked to the Baltic Panamax Index (“BPI”). The related income is recorded as Vessel Revenues in the Condensed Consolidated Statement of Operations.
For the commercial management of any of the Company’s dry bulk vessels that did not operate in one of the Scorpio Pools, it paid SCM a daily fee of $300 per vessel, plus a 1.75% commission on the gross revenues per charter fixture, which are classified as voyage expenses in the Condensed Consolidated Statement of Operations.
SSM’s technical management services have included providing technical support, such as arranging the hiring of qualified officers and crew, supervising the maintenance and performance of vessels, purchasing supplies, spare parts and new equipment, arranging and supervising drydocking and repairs, and monitoring regulatory and classification society compliance and customer standards. As part of these services, the Company paid SSM, a related party, including certain subcontractors, for crew costs which were then distributed to the crew.

The Company paid SSM an annual fee of $160,000 plus charges for certain itemized services per vessel to provide technical management services for each of its owned or finance leased dry bulk vessels, which is a component of vessel operating costs in the Condensed Consolidated Statement of Operations. In addition, representatives of SSM, including certain subcontractors, previously provided the Company with construction supervisory services while its dry bulk vessels were being constructed in shipyards. For these services, SSM was compensated between $0.2 million and $0.5 million per vessel. Representatives of SSM, including certain subcontractors, have provided supervisory services during drydocking, for which they are compensated.

The fees of certain consultants and the salaries of certain SUK employees are allocated to the Company for services performed for the Company.

The Company has paid a related party port agent for supply and logistical services, which are charged as vessel operating costs.

The Company has paid a related party bunker supplier for bunkers, which are charged as voyage expenses. Beginning in October 2019, the Company agreed to guarantee certain obligations of the related party bunker supplier arising from bunker purchases made through April 2021 on behalf of the dry bulk vessels the Company owned.

The Company pays a related party travel service provider for travel services, which are charged as general and administrative expenses.

In October 2018, the Company invested $100.0 million in Scorpio Tankers for approximately 54.1 million (which was subsequently adjusted to 5.4 million shares after a one-for-ten reverse stock split effected by Scorpio Tankers on January 18, 2019), or 10.9% (as of October 12, 2018), of Scorpio Tankers issued and outstanding common shares. The investment was part of a larger $337.0 million equity raise by Scorpio Tankers through a public offering of its common shares. Scorpio Tankers is a large international shipping company incorporated in the Republic of the Marshall Islands engaged in seaborne transportation of refined petroleum products. The Company and Scorpio Tankers have a number of common shareholders. They also share a number of directors and officers, including Mr. Emanuele Lauro who serves as the Chairman and Chief Executive Officer of both companies, Mr. Robert Bugbee, who serves as President and a Director of both companies, Mr. Cameron Mackey, who serves as Chief Operating Officer of both companies, and Mr. Filippo Lauro, who serves as Vice President of both companies. In May 2020, the Company sold 2.25 million shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. The Company continues to own approximately 2.16 million common shares of Scorpio Tankers. There are no other significant transactions between the Company and Scorpio Tankers. As discussed in Note 1, Organization and Basis of Presentation, this investment is accounted for under the equity method utilizing the fair value option.

Sale of Five Vessels

During the second quarter of 2021, the Company entered into binding agreements with counterparties in Japan to transfer the existing lease finance arrangements of the SBI Tango, SBI Echo, and SBI Hermes, Ultramax bulk carriers built in 2015, 2015, and 2016 respectively, and SBI Rumba and SBI Samba, Kamsarmax bulk carriers built in 2015, to affiliates of Scorpio Holdings Limited (“SHL”). As part of the agreement the Company received consideration of $10.0 million from SHL. This transaction was approved by the Company’s independent directors in January 2021. As of July 2021, the Company transferred all five vessels and the related debt to SHL.

Transactions with entities owned and controlled by the Lolli-Ghetti family and with Scorpio Tankers (herein referred to as related party affiliates) in the Condensed Consolidated Statement of Operations and Condensed Consolidated Balance Sheet are summarized in the following tables (in thousands).

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	For the Six Months Ended June 30,
	2021	2020
Vessel revenue
Scorpio Kamsarmax Pool	$10,327	$21,879
Scorpio Ultramax Pool	4,568	35,722
Total vessel revenue	$14,895	$57,601
Voyage expense:
SCM	$2,310	$410
Bunker supplier	2,490	1,025
Total voyage expense	$4,800	$1,435
Vessel operating cost:
SSM	$2,787	$5,987
Port agent	238	142
Total vessel operating cost	$3,025	$6,129
General and administrative expense:
SCM	$64	$21
SSM	3	14
SSH	1,532	2,932
SUK	717	1,122
Travel provider	—	23
Total general and administrative expense	$2,316	$4,112
Income (loss) from equity investments:
Scorpio Tankers Inc.	$23,836	$(102,324)
Write-down on assets held for sale
SCM	$4,563	$195
SSM	(1,344)	203
SSH	(1,765)	—
Total write-down on assets held for sale	$1,454	$398

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	As of
	June 30, 2021		December 31, 2020
Assets
Due from related parties-current:
Scorpio Kamsarmax Pool	$2,060		$7,355
Scorpio Ultramax Pool	1,963		7,522
SMM	58		—
Total due from related parties-current	$4,081		$14,877
Equity investment in Scorpio Tankers Inc.	$47,521		$24,116
Liabilities
Due to related parties-current :
SCM	$207		$281
SSM	—		96
SSH	354		373
Bunker supplier	—		1,020
Scorpio Kamsarmax Pool	—		2,193
Scorpio Ultramax Pool	—		1,014
Port agent	42	1	2
Total due to related parties-current	$603		$4,979

11.Equity Investments
On October 12, 2018, the Company invested $100.0 million in a related party, Scorpio Tankers, through participation in a public offering on a basis equivalent to other investors. As a result of this investment, the Company became a significant investor in Scorpio Tankers, holding a total of approximately 54.1 million shares of common stock (subsequently adjusted to 5.4 million shares of common stock upon a one-for-ten reverse stock split by Scorpio Tankers effected in January 2019), which was approximately 10.9% of the then issued and outstanding shares of Scorpio Tankers. While the Company was not directly invested in Scorpio Tankers, prior to this investment, it shared a number of shareholders, directors and officers (see Note 10, Related Party Transactions), which along with its investment interest indicated its ability to exercise significant influence. Accordingly, this investment is accounted for under the equity method. The Company uses the fair value option in accounting for its investment in Scorpio Tankers based upon the quoted market price of Scorpio Tankers common stock.
In May 2020, the Company sold 2.25 million common shares of Scorpio Tankers for aggregate net proceeds of approximately $42.7 million. Following the sales, the Company continues to own in aggregate approximately 2.16 million common shares of Scorpio Tankers.
Below is a table of equity investment activity (in thousands):

Balance at December 31, 2020	$24,116
Gain from change in fair value of investment in Scorpio Tankers	23,405
Balance at June 30, 2021	$47,521

Dividend income from Scorpio Tankers common stock	$431

12.Leases
As of June 30, 2021, the Company is lessor for four vessel operating leases with commercial shipping pools, of which one is finance leased by the Company.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
The following are the Company contracts that fall under ASC 842:
As Lessor: Commercial pool/time charter out contracts
Virtually all of the Company’s vessel revenues are sourced from commercial pools, which along with time charters, fall under ASC 842. As lessor, the Company leases its vessels to pools, which manage the vessels in order to enter into transportation contracts with their customers, direct the use of the vessel, and enjoy the economic benefits derived from such arrangements.   Under the commercial pool agreements, the pool participants share the revenue generated by the entire pool in accordance with a point system that allocates points to each vessel in the pool based upon performance, age and other factors. As a pool participant, the Company accounts for its vessels as assets and records lease revenue each period as the variability associated with lease payments is resolved. Please see Note 3, “Vessels”.
As Lessee: Time charter in contracts
At January 1, 2019, the Company’s operating fleet included only one chartered-in vessel, which had a remaining lease term of nine months. In September 2019, the Company exercised its lease extension option for this chartered-in 62,100 dwt, 2017 built Japanese vessel, Ocean Phoenix Tree, for one year at $10,885 per day. The lease extension expired in September 2020. During 2019, the Company also entered into operating leases for five additional chartered-in vessels as follows:
In March 2019, the Company became party to a three-way arrangement with simultaneously occurring, back-to-back charters whereby the Company chartered-in a 81,100 dwt, 2019 built Chinese vessel, CL Taizhou, from the vessel owner and simultaneously chartered it out to the Scorpio Kamsarmax Pool, or SKPL, a related party, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate. This lease expired in June 2021.
In May 2019, the Company became party to a second three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2019 built Chinese vessel, CL Zhenjiang, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In July 2019, the Company became party to a third three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2018 built Chinese vessel, CL Suzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
In August 2019, the Company became party to a fourth three-way arrangement with the same parties whereby the Company chartered-in another 81,100 dwt, 2015 built Chinese vessel, CL Yangzhou, from the vessel owner and simultaneously chartered it out to SKPL, at identical rates. The hire rate is tied to the BPI at 118% of BPI with an option to convert to a fixed rate.
The above charter-in and charter-out agreements were (i) negotiated as a package with the same commercial objective, (ii) with the amount of consideration to be received from the charter-out contract depending on the price and performance of the charter-in contract, and (iii) the rights to use underlying assets conveyed in the contracts involving a single lease component. However, in accordance with the contract combination guidance in ASC 842 requiring that both contracts be entered into either with the same counterparty or with related parties in order to be combined, the respective charter-in and charter-out components of the agreement are accounted for as two separate lease contracts. Accordingly, the Company recognized the required operating lease right-of-use assets and the corresponding lease liabilities on the consolidated balance sheet.
In July 2019, the Company became party to an arrangement whereby the Company chartered-in an 82,000 dwt, 2018 built Chinese vessel, Yangze 11, for 24 months at $12,000 per day and $12,500 per day, for the first and second years, respectively. The lease arrangement contained extension options for $13,000 per day and $14,500 per day for a third and fourth year, respectively. The lease agreement also provided options to purchase the vessel as soon as the end of the first year. During the second quarter of 2021, the Company decided to exercise its purchase option and simultaneously sold the vessel.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
Operating lease right-of-use assets and lease liabilities for charter-in lease terms not qualifying for any exceptions as of June 30, 2021 and December 31, 2020 (in thousands):

Description	Location in Balance Sheet	June 30, 2021	December 31, 2020
Assets:
Right of use assets	Other assets	$1,390	$12,350

Liabilities:
Current portion - operating leases	Accounts payable and accrued expenses	$1,390	$12,350
Non-current portion - operating leases	Other liabilities	$—	$—
Maturities of operating lease liabilities for charter-in contracts with initial noncancelable terms in excess of one year at June 30, 2021 are as follows (in thousands):

Year
2021 *	$1,396
2022	—
2023	—
2024	—
2025	—
Thereafter	—
Total lease payments	$1,396
Less: Imputed interest **	(6)
Total present value of operating lease liabilities	$1,390
Less: Short-term portion	(1,390)
Long-term operating lease liabilities	$—

*For remaining six months ended December 31, 2021
**Based on incremental borrowing rate of 4.9%
The following table summarizes lease cost for the six months ended June 30, 2021 (in thousands):

Operating lease costs	$30,649
Variable lease costs	$28,409
Sublease Income	$10,227
The following table summarizes other supplemental information about the Company’s operating leases as of June 30, 2021:

Weighted average discount rate	5.0%
Weighted average remaining lease term	0.1 years
Cash paid for the amounts included in the measurement of lease liabilities for operating leases (in thousands)	$—

13. Income Taxes
Eneti Inc. and its vessel owning subsidiaries (registered and disponent) are incorporated in the Republic of the Marshall Islands, and in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands income tax. The Company is also exempt from income tax in other jurisdictions including the United States of America due to tax treaties or domestic tax laws; therefore, it will not have any tax charges, benefits, or balances.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements
14. Segments
Effective January 1, 2016, the Company is organized by vessel type into two operating segments through which the Company’s chief operating decision maker manages the Company’s business. The Kamsarmax and Ultramax Operations segments include the following:

•Ultramax - includes vessels ranging from approximately 60,200 dwt to 64,000 dwt
•Kamsarmax - includes vessels ranging from approximately 82,000 dwt to 84,000 dwt
Although each vessel within its respective class qualifies as an operating segment under U.S. GAAP, each vessel also exhibits similar long-term financial performance and similar economic characteristics to the other vessels within the respective vessel class, thereby meeting the aggregation criteria in U.S. GAAP. The Company has therefore chosen to present its segment information by vessel class using the aggregated information from the individual vessels.
The Company’s vessels regularly move between countries in international waters, over dozens of trade routes and, as a result, the disclosure of financial information about geographic areas is impracticable.
Certain of the corporate general and administrative expenses incurred by the Company are not attributable to any specific segment. Accordingly, these costs are not allocated to any of the Company’s segments and are included in the results below as “Corporate”.
The following schedule presents segment information about the Company’s operations for the six months ended June 30, 2021 and 2020 (in thousands).

	Kamsarmax	Ultramax	Corporate	Total
Six Months Ended June 30, 2021
Vessel revenue	$45,743	$51,737	$—	$97,480
Voyage expenses	8,113	6,469	—	14,582
Vessel operating cost	6,824	17,026	—	23,850
Charterhire expense	26,989	2,357	—	29,346
Vessel depreciation	—	—	—	—
General and administrative expenses	448	1,046	11,225	12,719
Loss / write-down on assets held for sale	(7,830)	(14,154)	—	(21,984)
Interest income	—	—	39	39
Income from equity investment	—	—	29,217	29,217
Foreign exchange loss	—	—	3	3
Financial expense, net	—	—	(13,350)	(13,350)
Segment loss	$11,199	$38,993	$4,684	$54,876

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

	Kamsarmax	Ultramax	Corporate	Total
Six Months Ended June 30, 2020
Vessel revenue	$27,946	$39,044	$—	$66,990
Voyage expenses	1,453	1,367	—	2,820
Vessel operating cost	15,629	31,306	—	46,935
Charterhire expense	7,207	1,967	—	9,174
Vessel depreciation	8,893	16,130	—	25,023
General and administrative expenses	1,011	2,056	10,238	13,305
Loss / write down on assets held for sale	9,394	7,615	—	17,009
Interest income	—	—	172	172
Loss from equity investment	—	—	(102,324)	(102,324)
Foreign exchange loss	—	—	(130)	(130)
Financial expense, net	—	—	(20,196)	(20,196)
Segment loss	$(15,641)	$(21,397)	$(132,716)	$(169,754)
Identifiable assets, classified by the segment by which the Company operates, are as follows (in thousands):

Identifiable assets
	June 30, 2021	December 31, 2020
Held by vessel owning subsidiaries or allocated to segments:
Kamsarmax	25,485	265,331
Ultramax	31,970	489,611
Held by parent and other subsidiaries, not allocated to segments:
Cash and cash equivalents	236,131	62,857
Other	66,865	50,396
Total identifiable assets	$360,451	$868,195

15.COVID-19

The outbreak of the novel coronavirus (“COVID-19”) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to control or mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

ENETI INC. AND SUBSIDIARIES
Unaudited Notes to Condensed Consolidated Financial Statements

16.Subsequent Events
Dividend

On August 16, 2021, the Company’s Board of Directors declared a quarterly cash dividend of $0.01 per share, which was paid on September 15, 2021 to all shareholders of record as of August 31, 2021.

Seajacks Transaction

On August 12, 2021, the Company completed a previously announced transaction whereby one of its wholly-owned direct subsidiaries acquired from Marubeni Corporation, INCJ, Ltd and Mitsui O.S.K. Lines, Ltd. (together, the “Sellers”) 100% of Atlantis Investorco Limited, the parent of Seajacks International Limited (“Seajacks”), for consideration of approximately 8.13 million shares, $302 million of assumed net debt, $71 million of newly-issued redeemable notes, and $12 million of cash. Upon completion, 7,000,000 common shares and 700,000 preferred shares were issued to the Sellers with the remainder expected to be issued prior to the end of 2021.

Seajacks (www.seajacks.com) was founded in 2006 and is based in Great Yarmouth, UK. It is one of the largest owners of purpose-built self-propelled WTIVs in the world and has a track record of installing wind turbines and foundations dating to 2009. Seajacks’ flagship, NG14000X design “Seajacks Scylla”, was delivered from Samsung Heavy Industries in 2015. Seajacks also owns and operates the NG5500C design “Seajacks Zaratan” which is currently operating in the Japanese market under the Japanese flag, as well as three NG2500X specification WTIVs.

Sale of Five Vessels

During the second quarter of 2021, the Company entered into binding agreements with counterparties in Japan to transfer the existing lease finance arrangements of the SBI Tango, SBI Echo, and SBI Hermes, Ultramax bulk carriers built in 2015, 2015, and 2016 respectively, and SBI Rumba and SBI Samba, Kamsarmax bulk carriers built in 2015, to affiliates of Scorpio Holdings Limited (“SHL”). As part of the agreement the Company received consideration of $10.0 million from SHL. This transaction was approved by the Company’s independent directors in January 2021. As of July 2021, the Company transferred all five vessels and the related debt to SHL.

Debt

$21.4 Million Lease Financing - SBI Samba

Since June 30, 2021, the Company has novated approximately $18.2 million of debt related to the transfer of the lease finance arrangement in respect of the SBI Samba to SHL.

Seajacks Transaction

As part of the Seajacks transaction, the Company:

•Drewdown $40.0 million on a $60.0 million senior secured non-amortizing revolving credit facility from ING Bank N.V. The credit facility, which includes sub-limits for performance bonds, and is subject to other conditions for full availability, has a final maturity of August 2022 and bears interest at LIBOR plus a margin of 2.45% per annum.
•Assumed $87.7 million of subordinated, non-amortizing debt due in September 2022 and owed to financial institutions with guarantees provided by the Sellers, which bears interest at 1.0% until November 30, 2021, 5.5% from December 1, 2021 and 8.0% from January 1, 2022.
•Issued subordinated redeemable notes totaling $70.7 million, with a final maturity of March 31, 2023 and which bear interest at 5.5% until December 31, 2021 and 8.0% afterwards.
•Repaid the existing secured debt of approximately $267.5 million.